BT Triple Crown Capital Holdings III, Inc. Rule 425 Filing

Filed by BT Triple Crown Capital Holdings III, Inc.

Pursuant to Rule 425 under the Securities Act of

1933 and Deemed Filed under Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: BT Triple Crown Capital Holdings III, Inc.

Commission File No. 333-143349

Highfields Capital, Thomas H. Lee Partners, L.P. and Bain Capital Partners, LLC

Reach Voting Agreement Regarding Sale of Clear Channel Communications, Inc.

BOSTON, Massachusetts—May 30, 2007—Highfields Capital Management LP today announced that it has executed a Voting Agreement with Bain Capital Partners, LLC and Thomas H. Lee Partners, L.P. (the “private equity group”) regarding the acquisition of Clear Channel Communications, Inc. by the private equity group. Highfields Capital Management advises investment funds that beneficially own 5% of Clear Channel’s common stock. Under the Voting Agreement Highfields Capital has agreed to vote all of its Clear Channel shares in favor of the proposed transaction.

As part of the Voting Agreement, the private equity group has agreed that Clear Channel’s post-closing Certificate of Incorporation will include provisions intended to assure public shareholders who elect to receive stock in the surviving entity equal treatment in all dividends and other distributions, representation on the Board of Directors of the surviving entity and certain other rights following completion of the merger. Also as part of the Voting Agreement, the private equity group has agreed that, subject to certain exceptions, affiliate transactions between Clear Channel and the private equity group, or their affiliates, will be prohibited unless approved by either the public shareholders of Clear Channel or the independent directors who will represent them.

The agreement on affiliate transactions as well as the forms of Certificate of Incorporation and Bylaws are included in the Voting Agreement, all of which are part of a Schedule 13D filing being made today by Highfields Capital.

“These agreements with THL Partners and Bain Capital are the result of a process we began on May 3, 2007, with a term sheet that outlined a transaction to give public shareholders a continued opportunity to share in Clear Channel’s future, while preserving the all-cash option that was contemplated by the original Merger Agreement,” said Jonathon S. Jacobson, Senior Managing Director of Highfields Capital. “Their willingness to recognize the interests of Highfields and other like-minded, long-term investors allows public shareholders and the private equity group alike to pursue a transaction that benefits all parties.”

“We are pleased that the agreements we completed this weekend provide us and other current shareholders with the ability to participate in Clear Channel’s future on the same terms as Bain Capital and THL Partners,” commented Richard L. Grubman, Senior Managing Director of Highfields Capital.

“We are pleased by the opportunity to invest in Clear Channel and happy to have Highfields Capital join as our partners in the transaction,” said Scott Sperling, Co-President of THL Partners. “We worked hard to craft a structure that satisfies the objectives of the various investors, and look forward to working closely with Highfields Capital in the weeks ahead and into the future,” added John Connaughton, a Managing Director at Bain Capital.

About Highfields Capital Management LP

Highfields Capital is a value-oriented investment firm which principally makes long-term investments in public and private companies in the U.S., Canada, and in other global markets. It currently invests over $11 billion of capital on behalf of investors that include college and university endowments, charitable and other philanthropic organizations and other institutional and high net worth individual investors. It invests in a wide variety of industries, securities and financial markets. Highfields Capital is based in Boston, MA.

About Bain Capital Partners, LLC

Bain Capital (http://www.baincapital.com) is a global private investment firm that manages several pools of capital including private equity, high-yield assets, mezzanine capital and public equity with more than $40 billion in assets under management. Since its inception in 1984, Bain Capital has made private equity investments and add-on acquisitions in over 230 companies around the world, including investments in a broad range of companies such as Burger King, HCA, Warner Chilcott, Toys “R” Us, AMC Entertainment, Sensata Technologies, Burlington Coat Factory and ProSiebenSat1 Media. Headquartered in Boston, Bain Capital has offices in New York, London, Munich, Tokyo, Hong Kong and Shanghai.

About Thomas H. Lee Partners, L.P.

THL Partners is one of the oldest and most successful private equity investment firms in the United States. Since its founding in 1974, THL Partners has become the preeminent growth buyout firm, investing approximately $12 billion of equity capital in more than 100 businesses with an aggregate purchase price of more than $100 billion, completing over 200 add-on acquisitions for portfolio companies, and generating superior returns for its investors and partners. The firm currently manages approximately $20 billion of committed capital. Notable transactions sponsored by the firm include Dunkin Brands, Univision, Nielsen, Michael Foods, Houghton Mifflin Company, Fisher Scientific, Experian, TransWestern, Snapple Beverage and ProSiebenSat1 Media.

Certain Information Concerning Participants

B Triple Crown Finco, LLC and T Triple Crown Finco, LLC (collectively, the “Fincos”) and certain affiliates and representatives of the Fincos may be deemed to be participants in the solicitation of proxies from the stockholders of Clear Channel Communications, Inc. (the “Company”) in connection with the transactions. Information concerning the interests of the Fincos and their affiliates and representatives in the solicitation is set forth in the Company’s definitive proxy statement filed with the Securities and Exchange Commission in connection with the transactions.

IMPORTANT ADDITIONAL INFORMATION REGARDING THE TRANSACTION AND WHERE TO FIND IT:

CLEAR CHANNEL COMMUNICATIONS, INC. (“CLEAR CHANNEL”) AND BT TRIPLE CROWN CAPITAL HOLDINGS III, INC. (“HOLDINGS”), THE NEW CORPORATION ISSUING THE CLASS A COMMON STOCK IN THE PROPOSED TRANSACTION WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) A REGISTRATION STATEMENT ON FORM S-4 THAT WILL CONTAIN A PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS REGARDING THE PROPOSED TRANSACTION. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, SECURITY HOLDERS OF CLEAR CHANNEL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER DOCUMENTS REGARDING THE TRANSACTION, CAREFULLY IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. SHAREHOLDERS OF CLEAR CHANNEL MAY OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS (WHEN IT BECOMES AVAILABLE) AND OTHER DOCUMENTS FILED WITH, OR FURNISHED TO, THE SEC AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, A SHAREHOLDER WHO WISHES TO RECEIVE A COPY OF THESE MATERIALS (WHEN THEY BECOME AVAILABLE), WITHOUT CHARGE, SHOULD SUBMIT THIS REQUEST TO CLEAR CHANNEL COMMUNICATIONS, INC., 200 EAST BASSE ROAD, SAN ANTONIO, TEXAS 78209, ATTENTION: INVESTOR RELATIONS DEPARTMENT.